Filed by Maxtor Corporation
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
of the Securities Exchange Act of 1934
Subject Company: Maxtor Corporation
Commission File No.: 001-16447
Channel Customer Q&A
•	How will this deal allow the combined company to compete more effectively?

The combination of Seagate and Maxtor will build on Seagate’s foundation as the premier global hard disc drive company, leveraging the strength of Seagate’s significant operating scale to drive product innovation, maximize operational efficiencies, and realize significant cost synergies. These capabilities will enable the combined company to compete more effectively as the highly competitive data storage industry addresses the challenges and opportunities for significant growth that lie ahead. The combined company will be well positioned to accelerate delivery of a diverse set of compelling and cost-effective solutions to the growing customer base for data storage products.

•	Until the acquisition is complete, what is the nature of the Maxtor relationship with Seagate?

Maxtor and Seagate remain competitors. Maxtor and Seagate will continue to focus on their independent product development and supporting their own customers.

•	What will be the management structure of the new company?

Seagate CEO Bill Watkins will continue to serve as President and CEO, and Seagate CFO Charles Pope will remain CFO of the combined company. Dr. C.S. Park, the chairman and CEO of Maxtor, will join the Seagate Board following the close of the transaction.

•	When is the acquisition expected to close?

Although it is difficult to predict the amount of time it will take for regulatory review and shareholder approval, the parties are planning for a close in the second half of 2006.

•	What impact will this acquisition have on key Maxtor customers?

We expect customers to view the proposed acquisition positively. Both Seagate and Maxtor are committed to delivering robust products to its customer and channel and technology partner base.

•	If the acquisition is approved, will SEAGATE maintain the MAXTOR product brand?

At this time in the acquisition process it is premature to say which aspects of the Maxtor brands will be maintained or discontinued. However, we believe that, for those products shipping today or set to begin shipping in 2006, many of Maxtor’s sub-brand names (such as DiamondMax®, QuickView®, Atlas®, Maxtor OneTouch™ etc.), may continue for the industry-standard lifecycle.

•	How will this impact the current product strategy for SEAGATE and MAXTOR?

Both Seagate and Maxtor will operate as independent competitors until the acquisition has been approved and finalized. Until that time, each party is responsible for its own product development strategy, builds, and execution. Maxtor will be executing on its current 2006 product strategy and the rollout plans that have been conveyed under non-disclosure agreements to our customer base. Although it is premature to discuss any specific details post-acquisition, the future of the current Maxtor product strategy will depend on several factors including customer considerations, overall demand and supply considerations, and product competitiveness.

•	Will SEAGATE continue to sell MAXTOR products and for how long?

While it is too early in the acquisition process to comment for certain, the general plan will be to ship all new Maxtor products brought to market in 2006 for the rest of the calendar year.

•	What will be the product availability of the current products I bought in 2004, 2005, and 2006?

Current products bought in 2004, 2005, and 2006 will follow the lifecycle process outlined already under Maxtor’s current roadmap. Maxtor expects they will carry their current warranty period and support will continue to meet the warranty obligations.

What will be the product availability of the Shasta product?
While it is too early in the acquisition process to comment for certain, the general plan will be to ship the Shasta product for the rest of 2006 and an extended period of 2007. This is a very important product to our customers, and very important for Maxtor and the future combined company.

What will the warranty period be on Maxtor’s current and coming products in 2006 per the present Maxtor roadmap?

The warranty period for Maxtor products will continue under the current Maxtor warranty program, which varies by product and geography.

•	Is Seagate absorbing all warranty obligations and their duration?

Once the acquisition is completed, Seagate will honor all Maxtor warranties per the terms and conditions of the product warranty at the time of purchase.

•	What warranty will I get on the new Maxtor 2006 products?

The warranty period for Maxtor products will continue under the current Maxtor warranty program, which varies by product and geography.

•	Will phone support for branded and standard products through the disti/reseller channels continue after the acquisition?

Seagate offers its customers phone support on their retail and standard products acquired through the disti/reseller channels. We expect that phone support of Maxtor products will continue post-acquisition throughout the standard lifecycle of those products.

•	After the acquisition, will faulty Maxtor drives covered under warranty be replaced with Seagate equivalent drives or Maxtor replacement drives?

At this time, we expect that Maxtor’s current repair or replacement policy will remain in force.

•	Who do I call with questions before the acquisition? Who do I call with Maxtor questions after the deal?

Maxtor and Seagate are both focused on providing the customer base with the best in service and support. The merged company will continue this strong customer-oriented focus. Prior to the acquisition, please call your current Maxtor contact with any questions. At this time, Maxtor and Seagate have not decided upon the structure and personnel of the combined entity, so it is premature to delineate exactly who will be your contacts after the acquisition is completed.

•	I am a customer unique to Maxtor. Will I still retain the “franchise” post-acquisition?

We expect that Seagate will make its decisions based on the value each distributor brings to the new company. Performance will likely play a significant roll in the value analysis. Seagate and Maxtor intend to have joint customer calls to discuss post-acquisition related questions. Please feel free to contact your local sales representative to schedule a post-acquisition discussion with officials of Seagate and Maxtor.
IMPORTANT ADDITIONAL INFORMATION
On December 21, 2005, Maxtor announced that it had entered into a definitive agreement with Seagate Technology which provides for Seagate to acquire Maxtor in a merger transaction. In connection with the proposed transaction, Seagate plans to file with the Securities and Exchange Commission (the “SEC”) a Registration Statement on Form S-4 containing a Joint Proxy Statement/Prospectus and each of Seagate and Maxtor plan to file with the SEC other documents regarding the proposed transaction. The definitive Joint Proxy Statement / Prospectus will be mailed to stockholders of Seagate and Maxtor. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION.
Investors and security holders will be able to obtain free copies of the Registration Statement and the Joint Proxy Statement/Prospectus (when available) and other documents filed with the SEC by Seagate and Maxtor through the web site maintained by the SEC at www.sec.gov. In addition, investors and security holders will be able to obtain free copies of the Registration Statement and the Joint Proxy Statement/Prospectus (when available) and other documents filed with the SEC from Seagate by directing a request to Seagate Technology, 920 Disc Drive, P.O. Box 66360, Scotts Valley, California 95067, Attention: Investor Relations (telephone: (831) 439-5337) or going to Seagate’s corporate website at www.Seagate.com, or from Maxtor by directing a request to Maxtor Corporation, 500 McCarthy Boulevard, Milpitas, California 95035, Attention: VP of Investor Relations (telephone: 408-894-5000) or going to Maxtor’s corporate website at www.Maxtor.com.
Seagate and Maxtor, and their respective directors and executive officers, may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding Seagate’s directors and executive officers is contained in Seagate’s Annual Report on Form 10-K for the fiscal year ended July 1, 2005 and its proxy statement dated October 7, 2005, which are filed with the SEC. Information regarding Maxtor’s directors and executive officers is contained in Maxtor’s Annual Report on Form 10-K/A for the fiscal year ended December 25, 2004 and its proxy statement dated April 11, 2005, supplemental proxy statement dated May 10, 2005 and Current Report on Form 8-K dated August 24, 2005, which are filed with the SEC. Additional information regarding the interests of such potential participants will be included in the Joint Proxy Statement/Prospectus and the other relevant documents filed with the SEC (when available).
This document may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements include, but are not limited to, statements related to the benefits of the proposed transaction between Seagate and Maxtor and the future financial performance of Seagate. These forward-looking statements are based on information available to Maxtor as of the date of this document and current expectations, forecasts and assumptions and involve a number of risks and uncertainties that could cause actual results to differ materially from those anticipated by these forward-looking statements. Such risks and uncertainties include a variety of factors, some of which are beyond Seagate’s or Maxtor’s control. Information concerning additional factors that could cause results to differ materially from those projected in the forward-looking statements is contained in Seagate’s Annual Report on Form 10-K as filed with the SEC on August 1, 2005, Quarterly Report on Form 10-Q as filed with the SEC on October 28, 2005, and Current Report on Form 8-K as filed with the SEC on January 25, 2006, and Maxtor’s Annual Report on Form 10-K/A as filed with the SEC on May 13, 2005, Quarterly Report on Form 10-Q as filed with the SEC on November 4, 2005 and Form S-3/A as filed with the SEC on January 30, 2006. These forward-looking statements should not be relied upon as representing Seagate’s or Maxtor’s views as of any subsequent date and neither undertake any obligation to update forward-looking statements to reflect events or circumstances after the date they were made.